                                                                       Exhibit 3
                                                      Investment Banking

                                                      Corporate and
                                                      Institutional
                                                      Client Group

                                                      World Financial Center
                                                      North Tower
                                                      New York, New York
                                                      10281-1330

                                              August 19, 1996

Board of Directors
CasTech Aluminum Group Inc.
753 West Waterloo Road
P.O. Box 3740
Akron, OH 44314-0740

Gentlemen:

    CasTech Aluminum Group Inc. (the "Company"), Commonwealth Aluminum Corp. (the "Acquiror") and CALC Corporation (the "Acquisition Sub"), a wholly-owned subsidiary of the Acquiror, have entered into an agreement and plan of merger (the "Agreement") pursuant to which the Acquisition Sub will make a tender offer (the "Offer") for all shares of the Company's common stock, par value $.01 per share (the "Shares"), at $20.50 per Share in cash. The Offer is expected to commence no later than Friday, August 23, 1996. The Agreement also provides that, following consummation of the Offer, the Company will be merged with the Acquisition Sub in a transaction (the "Merger") in which each remaining Share will be converted into the right to receive $20.50 in cash.

    You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of the Shares in the Offer (other than the Acquiror and its affiliates) and the Merger is fair to such shareholders from a financial point of view.

    In arriving at the opinion set forth below, we have, among other things:

    (1)Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended March 31, 1996 and the Company's Forms 10-Q and the related unaudited financial information for the quarterly periods ending December 31, 1994, June 30, 1995, September 30, 1995, December 31, 1995, and June 30, 1996;

    (2)Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company furnished to us by the Company;

    (3)Conducted discussions with members of senior management of the Company concerning its respective businesses and prospects;

    (4)Reviewed the historical market prices and trading activity for the Shares and compared them with that of certain publicly traded companies which we deemed to be reasonably similar to the Company;

    (5)Compared the results of operations of the Company with that of certain companies which we deemed to be reasonably similar to the Company;

    (6)Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

    (7)Reviewed the Agreement dated August 19, 1996; and

    (8)Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

    In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not independently verified such information or undertaken an independent appraisal of the assets of the Company. With respect to the financial forecasts furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company.

    In connection with the preparation of this opinion, we have not been authorized by the Board of Directors of the Company to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

    We have, in the past, provided financial advisory and financing services to CasTech and Commonwealth and have received fees for the rendering of such services. We acted as lead manager in CasTech's initial public offering in October 1994. We also acted both as lead manager in Commonwealth's initial public offering as well as lead agent in connection with a bank loan transaction in March 1995. In addition, in the ordinary course of our business, we may actively trade the Shares, as well as the shares of the Acquiror's common stock, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    In addition, as of August 16, 1996, Merrill Lynch Asset Management, L.P. ("MLAM") and Fund Asset Management, L.P. ("FAM") beneficially owned approximately 14% of the Shares. MLAM and FAM are investment advisors and beneficially own such Shares on behalf of certain investment companies and other investment advisory clients. Princeton Services, Inc. ("PSI") is the general partner of MLAM and FAM, and PSI is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

    On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the holders of the Shares (other than the Acquiror and its affiliates) pursuant to the Offer and Merger is fair to such shareholders from a financial point of view.

                                        Very truly yours,

                                        MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                    INCORPORATED

                                        By /S/ Jeffrey C. Lightcap
                                          --------------------------------------
                                           Managing Director
                                           Investment Banking Group